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Exhibit 5.5

AUDITOR'S CONSENT

        We have read the Circular of Yamana Gold Inc. (the "Company") furnished with the Company's Offer and Circular dated July 19, 2007 in connection with the purchase of all of the issued and outstanding common shares of Meridian Gold Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the Circular of our report to the shareholders of Viceroy Exploration Ltd. ("Viceroy") on the consolidated balance sheets of Viceroy as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. Our report is dated March 10, 2006.

/s/ PRICEWATERHOUSECOOPERS LLP PricewaterhouseCoopers LLP

Vancouver, British Columbia
July 19, 2007

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Exhibit 5.5
AUDITOR'S CONSENT